Exhibit 3.3
CERTIFICATE OF DESIGNATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF

SIRIUS SATELLITE RADIO INC.
     Sirius Satellite Radio Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies, pursuant to Section 151 of the DGCL, that the following resolutions were duly adopted by its Board of Directors (the “Board”) on December 11, 2008:
     WHEREAS, the Company’s Amended and Restated Certificate of Incorporation, as amended, including any amendment or supplement thereto (including any Certificate of Amendment or Certificate of Designations) (the “Certificate of Incorporation”), authorizes shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series; and
     WHEREAS, the Certificate of Incorporation authorizes the Board to establish and fix the number of shares to be included in any series of Preferred Stock and the voting powers (if any), and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the shares of such series.
     NOW, THEREFORE, BE IT RESOLVED, that a series of Preferred Stock with the powers, designations, preferences, rights, qualifications, limitations and restrictions as provided herein is hereby authorized and established as follows:
Section 1. Designation; Number.
     This series of Convertible Preferred Stock is designated as the “Series A Convertible Preferred Stock” (“Series A Convertible Preferred Stock”). The number of shares constituting the Series A Preferred Stock is 25,000,000 shares, par value $0.001 per share.
Section 2. Conversion.
     (a) Each holder of record of a share of Series A Convertible Preferred Stock may at any time or from time to time, in such holder’s sole discretion and at such holder’s option, convert any whole number or all of such holder’s shares of Series A Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock at the rate of one share of Common Stock for each share of Series A Convertible Preferred Stock surrendered for conversion. Following the occurrence of a Recapitalization, each share of Series A Convertible Preferred Stock shall be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which the holder of such share of Series A Convertible Preferred Stock would have been entitled to receive if such holder had converted such share into Common Stock immediately prior to such Recapitalization. Adjustments to the conversion rate shall similarly apply to each successive Recapitalization.
     (b) Any such conversion may be effected by the holder of Series A Convertible Preferred Stock by surrendering such holder’s certificate or certificates for the shares of Series A Convertible Preferred Stock to be converted, duly endorsed, at the office of the Corporation or the office of any transfer agent for the Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified number of such shares of Series A Convertible Preferred Stock. Promptly thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be made at the close of business on the date of such surrender and the person entitled to receive the shares of Common Stock issuable on such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.
Section 3. Voting Rights.
     Each holder thereof shall be entitled to vote, together with the holders of the shares of Common Stock (and any other class or series that may similarly be entitled to vote with the shares of Common Stock) as a single class, upon all matters upon which holders of Common Stock are entitled to vote, with each share of Series A Convertible Preferred Stock entitled to 1/5th of one vote on such matters.
Section 4. Dividends.
     The holders of shares of Series A Convertible Preferred Stock shall receive dividends and distributions of the Corporation ratably with the holders of shares of Common Stock.
Section 5. Redemption.
     In the event of any liquidation, dissolution, winding up or insolvency of the Corporation, whether voluntary or involuntary, before any distribution or payment is made to any holders of shares of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series A Convertible Preferred Stock, and subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A Convertible Preferred Stock with respect to liquidation preferences, the holders of Series A Convertible Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of capital stock of all classes whether such assets are capital, surplus or earnings (“Available Assets”), an amount equal to $2.0706122 per share of Series A Convertible Preferred Stock, together with the amount of any accrued or capitalized dividends in respect thereof (the “Liquidation Preference”). After payment in full to the holders of Series A Convertible Preferred Stock of the Liquidation Preference, holders of the Series A Convertible Preferred Stock shall, as such, have no right or claim to any of the remaining Available Assets.

Section 6. Additional Definitions. For purposes of these resolutions, the following terms shall have the following meanings:
     “Common Stock” refers to the common stock of the Corporation, par value $0.001 per share.
     “Recapitalization” refers to each such event that the Corporation shall at any time prior to the conversion of all or a portion of Series A Convertible Preferred Stock either (i) subdivide the outstanding shares of Common Stock into a greater number of shares, (ii) combine the outstanding shares of Common Stock into a smaller number of shares, (iii) change the outstanding shares of Common Stock into the same or a given number of shares of any other class or classes of shares, (iv) declare on or in respect of the shares of Common Stock a dividend payable in shares or other securities of the Corporation, or (v) offer to the holders of Common Stock any rights to subscribe for shares of other securities of the Corporation.
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     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by a duly authorized officer of the Corporation as of this 28th day of July, 2008.

SIRIUS SATELLITE RADIO INC.
By:	/s/ Patrick L. Donnelly
	Name:	Patrick L. Donnelly
	Title:	Executive Vice President, General Counsel and Secretary